CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS([*]), HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE EXCHANGE ACT OF 1934, AS AMENDED

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

BETWEEN

CYSTIC FIBROSIS FOUNDATION THERAPEUTICS INCORPORATED

AND

COMBINATORX, INCORPORATED

DATED MAY 31, 2006

TABLE OF CONTENTS

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT		1

ARTICLE I — DEFINITIONS		2

ARTICLE II — RESEARCH PROGRAM		11

2.1	Commencement; Objective	11

2.2	Research Diligence	11

2.3	Research Plan	12

2.4	Joint Research Committee	12
2.4.1	Composition and Purposes	12
2.4.2	Decision-Making	14
2.4.3	Additional Clinical Development Candidate Criteria	15

2.5	Joint Steering Committee	16
2.5.1	Composition and Purposes	16

2.6	Exchange of Information	17
2.6.1	Sharing of Information	17
2.6.2	Restrictions on CFFT Use	17

2.7	Third Party Testing	17
2.7.1	CFFT Testing Request	17
2.7.2	Agreed Lab	18
2.7.3	Testing Request	18
2.7.4	Lead Compounds	18
2.7.5	CombinatoRx Cooperation	19

ARTICLE III — DEVELOPMENT		20

3.1	Commencement of Clinical Development Program	20

3.2	Joint Development Committee	20
3.2.1	Formation and Responsibilities	20
3.2.2	Clinical Development Plan	21
3.2.3	Meeting Materials	22

3.3	Clinical Development Responsibility	23

3.4	Regulatory Approvals	23
3.4.1	CombinatoRx Ownership	23

3.4.2	Principal Interface	23
3.4.3	Regulatory Meetings	23

3.5	Data and Material Transfer	23

ARTICLE IV — PAYMENTS		24

4.1	Staffing and Research Support Payments	24

4.2	Clinical Trial Commencement Milestone	26

4.3	Records	27

ARTICLE V — COMMERCIALIZATION; ROYALTIES		28

5.1	Marketing and Promotion	28

5.2	Trademarks	28

5.3	Due Diligence	29

5.4	Royalties on Net Sales in the Field	29

5.5	Reduction of Royalty	30

5.6	Royalties on Net Sales Outside the Field	30

5.7	Royalties to CFFT in the Event of a 10.4 Termination	30

5.8	Royalties to CombinatoRx in the Event of an Interruption License	30

5.9	Royalty Stacking	31

5.10	Sales Reports	32
5.10.1	Contents	32
5.10.2	Payments	33
5.10.3	Currency	33
5.10.4	CFFT Audit of Sales Reports	33

5.11	Royalty Stream Purchase	34

ARTICLE VI — CONFIDENTIALITY		36

6.1	Undertaking	36

6.2	Exceptions	38

6.3	Publicity	39

ARTICLE VII — PUBLICATION		40

ARTICLE VIII — INDEMNIFICATION		42

8.1	Indemnification by CombinatoRx	42

8.2	Indemnification by CFFT	43

8.3	Claims Procedures	43

ARTICLE IX — OWNERSHIP OF INTELLECTUAL PROPERTY		45

9.1	Ownership	45
9.1.1	CombinatoRx Background Intellectual Property	45
9.1.2	CFFT Background Intellectual Property	45

9.2	License to CFFT Background Intellectual Property	46

9.3	Ownership of New Intellectual Property	46

9.4	Ownership and Licensing of New Assays	46

9.5	CFFT’s Right to Interruption License	47

ARTICLE X — TERM AND TERMINATION		49

10.1	Term	49

10.2	Termination of the Research Program by CFFT for Cause	50

10.3	Termination of the Research Program by CombinatoRx for Cause	50

10.4	Termination Without Cause	51

10.5	General Effect of Termination	51
10.5.1	Survival	51
10.5.2	Retention of License	52

ARTICLE XI — RESTRICTIONS ON OTHER CFTR MODULATORS		52

ARTICLE XII — REPRESENTATIONS AND WARRANTIES		53

12.1	Representations and Warranties of CombinatoRx	53

12.2	Representations and Warranties of CFFT	53

ARTICLE XIII — DISPUTE RESOLUTION		54

13.1	Governing Law, and Jurisdiction	54

13.2	Dispute Resolution	54

ARTICLE XIV — MISCELLANEOUS PROVISIONS		57

14.1	Waiver	57

14.2	Force Majeure	57

14.3	Severability	57

14.4	Assignment and Successors	58

14.5	Counterparts	58

14.6	Insurance	59

14.7	No Agency	59

14.8	Notice	59

14.9	Headings	60

14.10	Entire Agreement	61

RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

THIS RESEARCH, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT is made this      day of May, 2006, (the “Effective Date”) (the “Agreement”), by and between CombinatoRx, Incorporated (“CombinatoRx”), a Delaware corporation with principal offices at 245 First Street, Cambridge, MA, 02142 (“CombinatoRx”), and Cystic Fibrosis Foundation Therapeutics Incorporated, a Maryland corporation with principal offices at 6931 Arlington Road, Bethesda, Maryland 20814 (“CFFT”). CombinatoRx and CFFT may each be referred to as a “party” and collectively, as the “Parties.”

WHEREAS, CombinatoRx is a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs and has created a systematic combination high throughput screening platform for the discovery of such combinations; and

WHEREAS, CFFT is a Section 501(c)(3) organization the principal charitable mission of which is to foster the discovery and development of methods of treatment for cystic fibrosis; and

WHEREAS, CFFT wishes to enter into this Agreement with CombinatoRx to accelerate the discovery, development and commercialization of cystic fibrosis drug products.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, accepted and agreed to, the Parties hereby agree as follows:

[*] Portions of this exhibit have been omitted pursuant to a confidential treatment request. An unredacted version of this exhibit has been filed with the Commission.

ARTICLE I - DEFINITIONS

For purposes of this Agreement, the terms defined in this Article 1 shall have the following meanings whether used in their singular or plural forms. Use of the singular shall include the plural and vice versa, unless the context requires otherwise:

1.1      “Active Ingredient” means any component of a drug intended to furnish pharmacological activity or other direct effect in the treatment of disease, or to affect the structure or any function of the body of humans or other animals. Active Ingredients include those components of the product that may undergo chemical change during the manufacture of the Drug Product and be present in the Drug Product in a modified form intended to furnish the specified activity or effect.

1.2      “Affiliate” shall mean, with respect to any Person, any other Person who directly or indirectly, by itself or through one or more intermediaries, controls, or is controlled by, or is under direct or indirect common control with, such Person. The term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Control will be presumed if one Person owns, either of record or beneficially, more than 50% of the voting stock of any other Person. For the avoidance of any doubt, the Cystic Fibrosis Foundation and CFFT are considered to be Affiliates.

1.3      “Agreed Lab” shall have the meaning ascribed to it in Section 2.7.2.

1.4      “Agreed Upon Purchase Price” shall have the meaning ascribed to it in Section 5.11.

1.5      “Budget” shall mean the budget set forth in Exhibit A, as it may be revised from time to time in accordance with this Agreement.

1.6      “CF” means the disease known as Cystic Fibrosis.

1.7      “CF Field” means the treatment of humans diagnosed with CF.

1.8      “CFFT Background Intellectual Property” shall mean Intellectual Property owned or licensed by CFFT on or prior to the Effective Date together with any modifications or enhancements to such Intellectual Property.

1.9      “CFTR” shall mean a CF transmembrane conductance regulator protein which has the biological effect of transporting molecules across human cellular membranes.

1.10   “Clinical Development Candidate” shall mean a Compound that meets the Clinical Development Candidate Criteria for the initiation of a Clinical Development Program in the Field, and which is the subject of a written notice from CombinatoRx to CFFT that CombinatoRx intends to commence development of the Compound in the Field pursuant to the provisions of Section 3.1 hereof.

1.11   “Clinical Development Candidate Criteria” shall mean the criteria determined by the JRC, as defined in Section 1.32 hereof, which shall be applicable to any Compound selected by CombinatoRx as a Clinical Development Candidate hereunder.

1.12   “Clinical Development Candidate Information” shall mean a summary of all material information known to CombinatoRx about a Clinical Development Candidate, which CFFT, the JRC and the JSC, reasonably needs in order to assess the potential of that Clinical

Development Candidate as a treatment for CF.

1.13   “Clinical Development Plan” shall have the meaning ascribed to it in Section 3.2.2 hereof.

1.14   “Clinical Development Program” shall mean activities associated with the clinical development of a Drug Product Candidate which are conducted by or at the direction of CombinatoRx, its Affiliates, licensees or sublicensees, including but not limited to:  (a) manufacture and formulation of Drug Product Candidates for use in clinical trials; (b) planning, implementation, evaluation and administration of human clinical trials; (c) manufacturing process development, scale-up and manufacture/analysis/ quality control/quality assurance of Drug Product Candidate for clinical trials; (d) preparation and submission of applications for Regulatory Approval; and (e) post-market monitoring of approved drug indications, as required or agreed as part of a marketing approval by any governmental regulatory authority.

1.15   “CombinatoRx Background Intellectual Property” shall mean Intellectual Property owned or licensed by CombinatoRx on or prior to the Effective Date together with any modifications or enhancements to such Intellectual Property.

1.16   “CombinatoRx Share” shall have the meaning ascribed to it in Section 4.1.

1.17   “Commercially Reasonable Efforts” shall mean efforts and resources commensurate with the efforts and resources in research and development used by a reasonable party for projects of commensurate economic value taking into account the then state of scientific knowledge and available resources.

1.18   “Compound” shall mean a single Active Ingredient or a combination of two or more Active Ingredients together with pro-drugs, metabolites, racimers, isomers, enantiomers, salts, esters, free-base, free-acid and optically active forms of any of the foregoing with respect to which screening has been conducted in connection with the Research Program.

1.19   “Confidential Information” shall have the meaning ascribed to it in Section 6.1 hereof.

1.20   “Discussion Period” shall have the meaning ascribed to it in Section 5.11 hereof.

1.21   “Drug Product” resulting from a Drug Product Candidate shall mean a finished dosage form which is approved by a regulatory authority for administration to patients as a pharmaceutical.

1.22   “Drug Product Candidate” shall mean any Clinical Development Candidate for which a Clinical Development Program has commenced under Section 3.1 hereunder.

1.23   “Early Termination Decision” shall have the meaning ascribed to it in Section 10.4.

1.24   “Effective Date” shall be the date on which this Agreement is fully executed and delivered.

1.26   “Field” shall mean the treatment of conditions or diseases in the CF Field, asthma, chronic bronchitis and chronic obstructive pulmonary disease.

1.26   “First Sale” shall mean the first sale of a Drug Product by CombinatoRx or an Affiliate, licensee or sublicensee of CombinatoRx in the Territory following Regulatory

Approval of the Drug Product, or if no such Regulatory Approval or similar marketing approval is required, then the date on which the Drug Product is first commercially launched. For the avoidance of doubt, sales prior to receipt of all Regulatory Approvals, such as so-called “treatment IND sales,” “named patient sales” and “compassionate use sales,” shall not be construed as a First Sale.

1.27   “Go Decision” shall have the meaning ascribed to it in Section 10.4.

1.28   “Intellectual Property” means any discovery, invention, formulation, know-how, method, technological development, enhancement, modification, improvement, work of authorship, computer software (including, but not limited to, source code and executable code), patent, patent applications, trade secrets and documentation thereof, data or collection of data, whether patentable or not, or susceptible to copyright or any other form of legal protection.

1.29   “Interruption” means the cessation of Commercially Reasonable Efforts directed toward development and commercialization of activities prior to commercial launch of a Drug Product in the Field for more than [*].

1.30   “Interruption License Data Package” shall mean all information known by CombinatoRx about a Clinical Development Candidate or a Drug Product Candidate, as the case may be, which CFFT reasonably needs to pursue the Interruption License and which was generated or developed pursuant to this Agreement. Without limitation, such information shall include screening and assay data; results from animal model studies; copies of relevant sections from laboratory notebooks; reports, results and data related to PK, ADME and toxicology studies; protocols and clinical study reports.

1.31   “Joint Development Committee” or “JDC” shall have the meaning ascribed to it in Section 3.2  hereof

1.32   “Joint Research Committee” or “JRC” shall have the meaning ascribed to it in Section 2.4 hereof.

1.33   “Joint Steering Committee”“ or “JSC” shall have the meaning ascribed to it in Section 2.5 hereof.

1.34   “Lead Compounds” shall have the meaning ascribed to it in Section 2.7.4.

1.35   “NDA” means a New Drug Application or the equivalent, and all supplements pursuant to the requirements of the FDA, including all documents, data and other information concerning Drug Products which are necessary for FDA approval to market a Drug Product, or the equivalent governmental approval in any other country.

1.36   “Negative Difference” shall have the meaning ascribed to it in Section 4.3.

1.37   “Negative Go Decision” shall have the meaning ascribed to it in Section 10.4.

1.38   “Net Sales” with respect to any Drug Product shall mean the gross amount invoiced by CombinatoRx and any CombinatoRx Affiliate, licensee or sublicensee for that Drug Product sold in bona fide, arms-length transactions to Third Parties for use in the Field, less: (i) quantity and/or cash discounts from the gross invoice price which are actually allowed or taken; (ii) freight, postage and insurance included in the invoice price; (iii) amounts repaid or credited by reasons of rejections or return of goods or because of retroactive price reductions specifically identifiable to the Drug Product; (iv) amounts payable resulting from government (or agency thereof) mandated rebate programs; (v) third-party rebates to the extent actually allowed; (vi) invoiced customs duties and sales taxes (excluding income, value-added and similar taxes), if any, actually paid and directly related to the sale that are not reimbursed by the buyer; and (vii) any other specifically identifiable amounts included in the Drug Product’s gross invoice price that should be credited for reasons substantially equivalent to those listed above; all as determined in accordance with CombinatoRx’s usual and customary accounting methods, which are in accordance with generally accepted accounting principles. Net Sales shall also include licensing fees, upfront payments, milestone payments and the like received from Third Parties in exchange for an interest in any Drug Product or Clinical Research Candidate or Drug Product Candidate. Payments received in other than cash shall be included in Net Sales at their fair market value.

1.39   “Non Offering Party” shall have the meaning ascribed to it in Section 5.11 hereof.

1.40   “Offered Royalty Stream” shall have the meaning ascribed to it in Section 5.11 hereof.

1.41   “Offering Party” shall have the meaning ascribed to it in Section 5.11 hereof.

1.42   “Patents” means all existing patents and patent applications and all patent applications hereafter filed, including any continuation, continuation-in-part, divisional, provisional or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

1.43   “Person” means any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.44   “Prime Rate” shall mean the average prime rate published in the Wall Street Journal during the relevant period.

1.45   “Purchase Amount” shall have the meaning ascribed to it in Section 5.11 hereof.

1.46   “Purchase Documentation” shall have the meaning ascribed to it in Section 5.11 hereof.

1.47   “Regulatory Approval” shall mean, with respect to any country, all authorizations by the appropriate governmental entity or entities necessary for commercial sale of a Drug Product in that country including, without limitation and where applicable, approval of labeling, price, reimbursement and manufacturing. “Regulatory Approval” in the United States shall mean final approval of a new drug application pursuant to 21 CFR § 314, permitting marketing of the applicable Drug Product in interstate commerce in the United States. “Regulatory Approval” in the European Union shall mean final approval of a marketing authorization application, or equivalent.

1.48   “Research Initiation Date” shall mean the date on which the Research Plan is approved the Parties

1.49   “Research Plan” shall have the meaning set forth in Section 2.3 hereof.

1.50   “Research Program” shall mean all research activities undertaken under this

Agreement associated with the identification and design of Compounds and Clinical Development Candidates as provided herein; including but not limited to the identification and initial testing of Compounds; the conduct of those activities referenced in the Clinical Development Candidate Criteria with respect to Compounds; selection of Clinical Development Candidates and the presentation of those Clinical Development Candidates and related Clinical Development Candidate Information to CFFT.

1.51   “Review Period” shall have the meaning ascribed to it in Section 5.11 hereof.

1.52   “TDN” shall mean the Therapeutics Development Network established by Cystic Fibrosis Foundation Therapeutics.

1.53   “Term” shall mean that period specified in Section 10.1.

1.54   “Territory” shall mean worldwide.

1.55   “Testing Request” shall have the meaning ascribed to it in Section 2.7.3.

1.56   “Third Party” shall mean any person or entity which is not a party or an Affiliate of any party to this Agreement.

1.57   “Transfer Notice” shall have the meaning ascribed to it in Section 5.11.

1.58   “Valid Claim” means a claim in a pending Patent application or an issued and unexpired patent that (a) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction not subject to further appeal, (b) has not been revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (c) has not been rendered unenforceable through disclaimer, abandonment, withdrawal or otherwise, and (d) with respect to a claim in a pending patent application, such claim is being actively prosecuted in good faith and is believed in good faith to meet the requirements of patentability in the relevant jurisdiction.

ARTICLE II— RESEARCH PROGRAM

2.1      Commencement; Objective.

CombinatoRx will be responsible for the conduct of the Research Program and CFFT will provide financial support, consultation and advice as provided herein and through its participation on the JRC, the JSC and the JDC, as provided below. The Research Program will be directed toward the identification of Clinical Development Candidates which may be suitable for development and commercialization in the CF Field.

2.2      Research Diligence.

The common objective of the Parties is to identify Clinical Development Candidates for CFTR modulation for development and marketing under the terms of this Agreement. CombinatoRx will use Commercially Reasonable Efforts, consistent with prudent business judgment, to perform in vitro studies, in vivo studies, pharmacological studies and formulation studies to potentially identify Clinical Development Candidates and to potentially commence the development of those Clinical Development Candidates as Drug Product Candidates. Subject to funding by CFFT and the timely performance by CFFT of its obligations under this Agreement, CombinatoRx will dedicate to the Research Program that level of staffing referenced in the Research Plan. CFFT will dedicate to the Research Program that level of funding referenced in the Budget attached hereto as Exhibit A, as it may be modified from time to time in accordance with this Agreement.

2.3      Research Plan.

CombinatoRx and CFFT agree that they will finalize the Research Plan as the basis for the Research Program and complete the preparation of the Research Plan within sixty (60) days following the Effective Date. The date on which the Research Plan is finalized shall be designated as the  “Research Initiation Date”. Once completed and agreed upon by the Parties, the Research Plan shall be attached hereto as Exhibit B. At each meeting of the JRC, the members will review and evaluate the Research Plan, taking into consideration ongoing research outcomes and other scientific and commercial developments, and any resulting modifications recommended by the JRC will be incorporated into the Research Plan (the original plan, and any such modifications are referred to herein as the “Research Plan”). Modifications to the Research Plan may be proposed by either CombinatoRx or CFFT and will be reviewed by the JRC before being adopted. No modifications to the Research Plan shall change the scope of the Research Plan in a manner that would require CombinatoRx, without its written approval, to devote more resources from the allocation specified in the Research Plan in the performance of all of its obligations under this Agreement or  increases the materials and capital equipment required for CombinatoRx to perform its activities under the Research Plan. No modification to the Research Plan shall increase the financial support CFFT has agreed to provide without its written approval.

2.4      Joint Research Committee.

2.4.1.             Composition and Purposes. CombinatoRx and CFFT will establish a Joint Research Committee (“JRC”) consisting initially of six (6) members (as may be increased or decreased by the JRC) with the requisite experience and seniority to enable them to make recommendations on behalf of the Parties with respect to the initiation, planning and performance of the activities of the Research Program, half of whom shall be designated from time to time by each party. If the JRC chooses to designate a Committee Chair, the Chair will be appointed from among the members of the JRC designated by CombinatoRx. The JRC shall terminate upon the formation of the JDC. The JRC shall meet, in person or by conference telephone, formally no less frequently than once in each three (3) month period during the Research Program, and at such time and location or by such means,  as may be established by the JRC, for the following purposes:

(i)     To review reports prepared by CombinatoRx, which shall be submitted to the JRC at least fifteen (15) days prior to each meeting, and shall include a summary in written text of the progress made during the preceding three (3) month period under the Research Plan;

(ii)   To review and discuss the Research Plan and to evaluate, consider and make recommendations to the JSC regarding any proposed revisions to the Research Plan; and

(iii)  To recommend to the JSC amendments to the Clinical Development Candidate Criteria as required.

(iv)   To review the criterion for the selection of Clinical Development Candidates proposed by CombinatoRx and to assess whether a Clinical Development Candidate proposed by CombinatoRx meets the Clinical Development Candidate Criteria.

CombinatoRx shall prepare and deliver minutes of the meetings to the members of the JRC, within thirty (30) days after the adjournment date of each meeting, setting forth, inter alia, all recommendations of the JRC, and including as an attachment the report on the progress of work performed required by Section 2.4.1(i).

2.4.2              Decision-Making.

(i)     The objective of the JRC shall be to reach consensus on all matters within the scope of the Research Plan. However, in the event consensus cannot be reached with respect to any matter either party shall request in writing referral to the JSC for resolution.

(ii)   Regarding the following matters referred to the JSC:

(x) as to whether or not a given Compound proposed by CombinatoRx as a Clinical Development Candidate meets the Clinical Development Candidate Criteria, any disagreement between the Parties that cannot be resolved by the JRC within ten (10) days shall be referred to the JSC for resolution and if not resolved by the JSC within seven (7) business days after referral, shall be referred for resolution by the Chief Executive Officer of CombinatoRx and the Chief Executive Officer of CFFT, and failing resolution at that level, the matter shall be referred for final decision under the provisions of Section 13.2(b) of this Agreement; and

(y) as to the nature and extent of any additional Clinical Development Candidate Criteria referenced in Section 2.4.3 hereof, if any disagreement cannot be resolved by the JRC and the JSC as provided in (x) above, then there will be no change in the Clinical Development Candidate Criteria.

(iii)    Each party shall retain the rights, powers, and discretion granted to it under this Agreement, and the JRC shall not be delegated or vested with any such rights, powers or discretion except as expressly provided in this Agreement. The JRC shall not have the power to amend or modify this Agreement, which may only be amended or modified in a writing executed by the Parties.

2.4.3              Additional Clinical Development Candidate Criteria. The Parties acknowledge that it may be necessary or appropriate after the Effective Date to adopt additional Clinical Development Candidate Criteria which more specifically define the pre-development characteristics of Compounds which the Parties believe may be suitable for development and commercialization based upon the particular features of that Compound. The Parties will use good faith efforts through their respective representatives on the JRC to agree on any such additional Clinical Development Candidate Criteria as soon as practicable after a change is proposed to the JRC by either party. Any disagreements with respect to the selection of additional Clinical Development Candidate Criteria hereunder will be addressed as provided in Section 2.4.2(ii).

                2.5          Joint Steering Committee.

2.5.1       Composition and Purposes.  CombinatoRx and CFFT will establish a Joint Steering Committee (“JSC”) which shall consist of an equal number of senior management personnel from each party with the requisite experience and seniority to enable them to make decisions on behalf of the Parties with respect to the initiation, planning and performance of the activities of the Research Program, as may be agreed by the Parties from time to time. The JSC shall initially have a total of four (4) members. If the JSC chooses to designate a Committee Chair, the Chair will be appointed from among the members of the JSC designated by CombinatoRx. The JSC shall terminate upon the completion of the Research Program. The JSC shall meet, in person or by conference telephone, annually, or with such other frequency, and at such time and location or by such means, as may be established by the Committee, for the following purposes:

(i)         To provide general oversight of the Research Program;

(ii)        To periodically review the overall goals and strategy of the Research Program;

(iii)       To discuss and attempt to resolve any deadlocked issues submitted to it by the JRC, although the vote of CombinatoRx’s representatives shall prevail if the JSC is unable to reach a consensus on any matter other than matters referred to it under Section 2.4.2(ii)(x) and 2.4.2(ii)(y), which shall be resolved as provided therein.

                2.6          Exchange of Information.

                       2.6.1       Sharing of Information. CombinatoRx will share information with the JRC and JSC on a confidential basis as soon as practicable following its availability; as is necessary to facilitate mutual understanding of the status of the Research Program and decision-making in connection therewith.

                       2.6.2       Restrictions on CFFT Use. CFFT shall not use CombinatoRx Background Intellectual Property, now or at any time in the future, for any purpose, including, without limitation, the filing of patent applications containing such information.

                2.7          Third Party Testing.

                       2.7.1       CFFT Testing Request. At CFFT’s written request (a “Testing Request”) delivered as provided below, CombinatoRx will, in accordance with the provisions of this Agreement, supply to an Agreed Lab reasonably adequate quantities of its Lead Compounds as necessary to enable the Agreed Lab to conduct in vitro testing of the efficacy and potency of the Lead Compounds in agreed CF assay models. All such testing will be undertaken at the expense of CFFT in addition to any funding otherwise provided hereunder. Notwithstanding anything to the contrary herein contained, CFFT agrees, that as a condition to CombinatoRx complying with the provisions of this Article 2.7, CFFT agrees that all test results, data, reports and the like relating to testing by an Agreed Lab (the “Reports”) shall be CombinatoRx’s Confidential Information and shall be made available to CombinatoRx and CFFT simultaneously. CombinatoRx shall be considered the owner of the Reports and any Intellectual Property derived therefrom or from the testing activities of the Agreed Lab and may use the Reports and any Intellectual Property therefrom as it deems appropriate.

                       2.7.2       Agreed Lab. An Agreed Lab is a testing laboratory unaffiliated with either CFFT or CombinatoRx and reasonably acceptable to both Parties, which (a) agrees to render services to CFFT; (b) would be free of any real or apparent conflict of interest in performing the services which are the subject of this Section 2.7; and (c) is bound by the terms of a confidentiality  and invention assignment agreement with CombinatoRx which is customary in form and content, which covers the testing contemplated by this Section 2.7, and which permits the Agreed Lab to report to CFFT, directly, the results which it obtains with respect to efficacy and potency of the Lead Compounds, but only those results.

                       2.7.3       Testing Request. A Testing Request is a written request relating to the testing of Lead Compounds which is delivered by CFFT to CombinatoRx during any of the following periods:  (i) the ninety (90) day period prior to the due date for potential delivery to CombinatoRx of any Early Termination Notice under Section 10.4 hereof; (ii) the sixty (60) day period following the delivery by either party to the other of a Research Extension Proposal as provided in Section 10.1 hereof, and (iii) the ninety (90) day period prior to the date CFFT will be asked to make a Go Decision. CombinatoRx shall respond to a Testing Request in a commercially reasonable  manner with the goal of  allowing CFFT adequate time to perform testing prior to the dates specified above.

                       2.7.4       Lead Compounds. Lead Compounds shall mean not more than two Compounds for which a Testing Request is delivered, which meet the following criteria, as evidenced in writing signed by the Parties:  (i) the Compound(s) have been selected by CFFT, as relevant to the Testing Request; (ii) each Compound will be representative of those Compounds in which CombinatoRx believes to be the most promising as a Clinical Development Candidate;

and (iii) each Compound shall have been previously tested by CombinatoRx, in vitro, as to potential efficacy and potency in CF, and the results of that testing shall have been provided to CFFT.

                       2.7.5       CombinatoRx Cooperation. CombinatoRx will provide the Agreed Lab with reasonably required amounts of each Lead Compound, in connection with written Testing Requests from CFFT as provided above, and up to three additional Compounds out of any supplies which CombinatoRx may have on hand, the chemical structures of which have been published by CombinatoRx in peer-reviewed journals or through posters or presentations at scientific conferences, which the Agreed Lab may use for control purposes; CombinatoRx also will provide telephone consulting to appropriate representatives of the Agreed Lab concerning applicable assay methodology. If the Parties indicate in writing that conventional testing will not yield adequate results, and upon the written request of CFFT rendered with due regard to the lead time which may be required to establish an assay based on proprietary protocols from CombinatoRx, CombinatoRx will provide its proprietary assay protocol to the Agreed Lab sufficiently in advance of any testing provided for in this Section 2.7 to accommodate such testing, under provisions of confidentiality, restricted access and non-use (for other than testing hereunder), and will ensure that appropriate CombinatoRx representatives are available by telephone from time to time to answer questions and otherwise assist the Agreed Lab representatives in its efforts to establish CombinatoRx’s proprietary assay. CombinatoRx shall in no event be responsible for any failure by the Agreed Lab to establish an effective assay using CombinatoRx’s protocols, nor shall any time periods provided herein for action by CFFT be extended by reason of any such failure.

ARTICLE III- CLINICAL DEVELOPMENT

                3.1          Commencement of Clinical Development Program.

                As soon as practicable following CombinatoRx’s identification of a Clinical Development Candidate which it believes meets the Clinical Development Candidate Criteria, it will so notify CFFT and the JRC in writing, and will include with that notice the Clinical Development Candidate Information with respect to that Clinical Development Candidate. Once the JRC agrees in writing that a Clinical Development Candidate meets the Clinical Development Candidate Criteria this shall signify the designation of said Clinical Development Candidate as a Drug Product Candidate. For each designated Clinical Development Candidate, CombinatoRx shall propose, and CFFT shall approve, a Clinical Development Program and budget. Once approved by CFFT in writing, CombinatoRx will promptly commence and pursue a Clinical Development Program with respect to that Drug Product Candidate in accordance with Section 3.2 hereof, with the payment by CFFT made to CombinatoRx as set forth in Section 4.2 hereof, applying diligent, Commercially Reasonable Efforts to develop selected Drug Product Candidates into Drug Products. CombinatoRx shall use CFFT’s Data Safety Monitoring Board and the Therapeutics Development Network (“TDN”), as feasible, in connection with its clinical trials involving CF patients.

                3.2          Joint Development Committee.

3.2.1       Formation and Responsibilities. As soon as practicable after the commencement by CombinatoRx of a Clinical Development Program with respect to a Drug Product Candidate, CombinatoRx will establish a Joint Development Committee (“JDC”). Additional JDC’s may be established from time to time in connection with the development of additional Drug Product Candidates. CFFT shall appoint one-half of the members of the JDC for the period beginning with the formation of the JDC and ending on the second anniversary following the last date on which CFFT provides Phase1 and Phase 2a funding to CombinatoRx. Thereafter, the JDC shall include one representative to be designated by CFFT. The JDC (or its successor organization, as designated by CombinatoRx) will be the principal body through which the development of a Drug Product Candidate is planned, evaluated and managed, subject to appropriate review and approval as required by CombinatoRx from time to time. In addition to the CFFT members, the JDC will typically have members from the various functional groups (e.g., research, preclinical safety, clinical, regulatory, and marketing) which are or will be expected to be involved in development and launch of the Drug Product Candidate. CombinatoRx will appoint the JDC Chair. The JDC will typically meet at least quarterly, depending on the level of current development activity, and will be responsible for preparation and implementation of the Clinical Development Plan described in Section 3.2.2 with respect to each Drug Product Candidate. The JDC shall terminate upon the earlier of either the grant of an NDA for the Drug Product Candidate or the termination of the Clinical Development Program for the Drug Product Candidate. CombinatoRx’s representatives shall have the ultimate decision-making authority if the JDC is unable to reach a consensus and/or agreement on any matter. For avoidance of doubt, it is agreed and understood that Section 13.2 shall not apply to any matters or issues arising under Sections 3.2.1 through 3.2.3.

3.2.2       Clinical Development Plan. The JDC shall be responsible for reviewing the goals and strategy for development of each Drug Product Candidate and shall oversee the implementation of an overall Clinical Development Plan for each Drug Product Candidate. The Clinical Development Plan and budget shall, among other things, detail, schedule and describe the proposed toxicology and pharmacokinetic studies, clinical trials, regulatory plans, clinical trial and commercial material requirements, and process development and manufacturing plans for each Drug Product Candidate, along with relevant budget information for the described items, and will outline the key elements involved in obtaining Regulatory Approval in each country where the Drug Product is to be marketed.

3.2.3       Meeting Materials. The JDC will consider all information that is material to an assessment of the status, direction and progress of each Clinical Development Program, including all clinical trial protocols, data and reports. The JDC Chair will have minutes prepared and distributed to each member of the JDC promptly after each meeting. Those minutes shall contain a report on the activities of the JDC during its meeting. CFFT’s representatives on the JDC will receive all documents and information distributed or communicated to members of the JDC, and may review copies of all other information material to the development of a Drug Product Candidate. CFFT shall treat all such documents and information as Confidential Information.

                3.3          Clinical Development Responsibility.

                CombinatoRx will have sole responsibility for administering the Clinical Development Program with respect to each Drug Product Candidate.

                3.4          Regulatory Approvals.

                CombinatoRx shall be solely responsible for preparing and submitting submissions for Regulatory Approval of Drug Product Candidates in the Territory.

3.4.1       CombinatoRx Ownership. All Regulatory Approvals shall be held by and in the name of CombinatoRx and all submissions in connection with Regulatory Authorities shall be in the name of and owned by CombinatoRx.

3.4.2       Principal Interface. All formulary or marketing approvals shall also be submitted by and obtained  in the name of CombinatoRx, and CombinatoRx will exclusively handle all interactions with regulatory agencies concerning any Drug Product Candidate or Drug Product.

3.4.3       Regulatory Meetings. Upon written request of CombinatoRx, CFFT will arrange for one or more representatives of CFFT to participate in meetings between representatives of CombinatoRx and any of the FDA, the EMEA and Koseisho (MHW Japan).

                3.5          Data and Material Transfer. After the completion of clinical studies of a Drug Product Candidate, CombinatoRx shall transfer data from all study visits and patients to the TDN Data Bank. CFFT will remove from such data all patient identifiers, will ensure the integrity and confidentiality of such information and shall indemnify CombinatoRx and its affiliates pursuant to Section 8.2 for any losses incurred by CRXX for the disclosure of patient data or breach of confidentiality. The TDN Data Bank (as further described in Exhibit C) is a central repository for data from completed TDN studies to serve as a resource of data from CF clinical trials. In addition, CombinatoRx shall collect two (2) milliliters of plasma from each patient enrolled in clinical trials during each blood draw and transfer it to the CFFT specimen bank. CFFT will reimburse CombinatoRx for any incremental costs CombinatoRx incurs in collecting the data and materials. CFFT will delay the release of such data and materials as is appropriate to protect the Intellectual Property generated by the Research Program.

ARTICLE IV — PAYMENTS

                4.1          Staffing and Research Support Payments.

                       (a)           CFFT will make payments to CombinatoRx in support of the Budget. The initial Budget shall cover estimated costs for the Research Program during each annual period encompassed by the Research Program prior to the Go Decision. If a Go Decision is made, CFFT will pay seventy-five percent (75%) and CombinatoRx will pay twenty-five percent (25%) (the “CombinatoRx Share”) of the Phase I and Phase IIa costs of the first Drug Product  Candidate and the Budget shall be modified as part of the Go Decision process to project such costs. The Parties will negotiate in good faith with respect to any level of financial support CFFT will provide for any subsequent Drug Product Candidate. Any material revisions to the Budget which would result in an increase in total funding for the Research Program by CFFT will require the prior approval of CFFT.

(b)           In addition to the foregoing, all licensing costs required to obtain a license necessary for the performance of the Research Program will be borne by CFFT after CFFT’s prior review and approval. Any royalties required by such license shall be subject to Section 5.9.

(c)           Payments due under the Budget on account of internal FTEs shall be made by CFFT quarterly in advance, except the payment for the quarter following the Research Initiation Date shall be made pursuant to this subparagraph following receipt of an invoice submitted to CFFT by CombinatoRx after the Research Initiation Date. FTE’s shall be identified on invoices or in the budget by the individual constituting the FTEs. During the quarter following its invoicing, internal FTE shall be trued up to actual with appropriate adjustment to such quarter’s payment. Internal FTE costs will be calculated at an annual rate of $[*] per FTE. Payments due under the Budget on account of external costs shall be made by CFFT quarterly in arrears. Payment pursuant to this Section 4.1 shall be made within thirty (30) days following receipt of an invoice from CombinatoRx for such costs accompanied by reasonable documentation of such costs and, during Phase I and IIa of clinical development, reasonable evidence that CombinatoRx has paid the CombinatoRx Share. All payments shall be made without deduction for withholding or other similar taxes, in United States dollars to the credit of such bank account as may be designated by CombinatoRx in writing to CFFT. Any payments which are due on a date which is a legal holiday in the Commonwealth of Massachusetts may be made on the next following day which is not a legal holiday in the Commonwealth. On or before each January 31 during the Term, CombinatoRx will provide CFFT with an accounting of all internal FTE costs and outsourcing costs incurred under the Research Program during the most recently concluded calendar year. Costs incurred will be compared with funds provided by CFFT on account of that year, and any excess of funds provided over costs incurred will be refunded to CFFT within thirty (30) days or, as to amounts due while the Research Program is ongoing, applied as a credit against amounts due with respect to the following quarter[s].

(d)           If CombinatoRx continues the development of a Drug Product Candidate beyond Phase IIa clinical trials, all development, clinical and regulatory costs and expenses will be borne by CombinatoRx.

                4.2          Clinical Trial Commencement Milestone.

CFFT will pay to CombinatoRx within thirty (30) days of receipt of invoice from CombinatoRx, accompanied by appropriate documentation, such as a copy of the NDA, of the milestone event specified below, a non-refundable and non-creditable milestone payment in accordance with respect to the each Drug Product Candidate under the Clinical Development Program. Such milestone payment shall be made whether or not a Go Decision has been made or the Research Program has previously terminated if it occurs during the original Term of the Research Program as it may be extended by the Parties in accordance with this Agreement, but it shall not be made if the milestone event occurs after an Interruption.

Milestone Event	Amount

1. Opening of an IND	$[*]

2. At the initiation of a Phase III of a Drug Product Candidate after CFFT has received and approved a commercialization plan for the Drug Product Candidate prepared by CombinatoRx	$[*]

3. Approval of NDA	$[*]

                4.3          Records.

                CombinatoRx shall provide a quarterly report summarizing the FTEs, the activities that the FTEs were engaged in, and external costs incurred by CombinatoRx in the Research Program. CFFT’s internal auditors shall have the right at its expense to audit CombinatoRx’s relevant records to verify compliance with FTE and other research funding allocation requirements hereunder. CFFT and CombinatoRx will agree on a time for the audit.

                At CFFT’s request, CombinatoRx shall make those records available no more than once a year during reasonable working hours for review by CFFT internal auditors for the sole purpose of verifying the accuracy of those records in the calculation of Research Program FTEs and external costs. CombinatoRx shall not, however, be required to retain or make available to CFFT or its accountants, any such records or books of account beyond thirty-six (36) months after the termination of the Research Program. CFFT shall retain all such information as Confidential Information.

                In the event that the aggregate costs actually chargeable to the Research Program during any year are different than the amount previously paid to CombinatoRx by CFFT for any year (a

“Difference”), CombinatoRx will offset the Difference against requests for payments due from CFFT pursuant to the Budget, or if the Difference occurs in the final year of the Research Program, CombinatoRx will refund the Difference to CFFT.

ARTICLE V — COMMERCIALIZATION; ROYALTIES

                5.1          Marketing and Promotion.

                CombinatoRx and/or its licensees and sublicensees shall have exclusive rights to manufacture, market, sell and distribute all Drug Products in the Territory.

                5.2          Trademarks.

                CombinatoRx shall have the right to choose, at its sole discretion, the trademarks under which the Drug Products may be marketed in the Territory. CombinatoRx shall be the sole owner of such trademarks.

                5.3          Due Diligence.

                CombinatoRx shall use Commercially Reasonable Efforts consistent with the requirements of the Clinical Development Program and reasonable and ethical business practices and judgment to introduce Drug Products into the Territory after Regulatory Approval.

                5.4          Royalties on Net Sales in the Field.

(a)           In consideration of CFFT’s payments and grant of license to CombinatoRx pursuant to this Agreement, CombinatoRx shall pay to CFFT the following royalties on the Net Sales of Drug Products for use in the Field:

                                       (i)            [*];

                                       (ii)           [*];

                                       (iii)         [*].

(b)           After any [*] in which [*] since the [*] shall be substituted for [*].

(c)           For purposes of subparagraph (a), annual sales shall be calculated on the basis of a calendar year, and royalties shall be paid [*] pursuant to this Agreement shall be applied on [*]; and for purposes of subparagraph (b) [*] also shall be determined on [*].

5.5      Reduction of Royalty.

Notwithstanding Section 5.4, in any country after any date there is no Valid Claim in such country, the royalty rate payable to CFFT shall be reduced to [*] of the applicable rate specified in Section 5.4.

5.6      Royalties on Net Sales Outside the Field.

CombinatoRx shall pay CFFT a royalty of [*] of Net Sales of Drug Products for use outside the Field.

5.7      Royalties to CFFT in the Event of a 10.4 Termination.

In lieu of the royalties CFFT will receive pursuant to Sections 5.4, 5.5 and 5.6:  (a) if CFFT terminates this Agreement pursuant to Section 10.4 on or before the second anniversary of the Research Initiation Date: [*]%; or (b) if CFFT terminates this Agreement pursuant to Section 10.4 after the second anniversary of the Research Initiation Date:  [*]%.

5.8      Royalties to CombinatoRx in the Event of an Interruption License

If CFFT exercises its rights under Section 9.5(c)  to an Interruption License and a Drug Product is marketed, CombinatoRx shall receive the following royalties:  if (a) there has been a Go Decision pursuant to Section 10.4; or (b) CFFT terminates this Agreement after the second anniversary of the Research Initiation Date, each party shall share [*] in any royalty or other payment received with respect to a Clinical Development Candidate, Drug Product Candidate and Drug Product, provided that, a CFFT’s share shall increase and CombinatoRx’s share shall decrease by [*] percentage points (or fraction thereof) for each $[*] (or fraction thereof)

additional investment CFFT makes in the Clinical Development Candidate, Drug Product Candidate and Drug Product after the effective date of the Interruption License, except that notwithstanding the foregoing, CombinatoRx’s share shall not decrease below [*] percent ([*]%). For purposes of determining a party’s “investment” pursuant to the preceding sentence, such investment shall include only direct expenditures (i.e., without allocation of overhead) and (x) only CombinatoRx investment after any CFFT termination pursuant to Section 10.4 shall be taken into account; and (y) only CFFT’s investment after an Interruption shall be taken into account; and (z) investments by both Parties during such times shall be offset against one another prior to making the determination in the preceding sentence. CombinatoRx shall have the right at its expense to have a third party auditor review and audit at an agreed upon time CFFT’s investment in a Drug Product Candidate or Drug Product after there effective date of the Interruption License. If such auditor’s report shows less investment by CFFT than reported, and the findings are agreed upon by CFFT, then the royalty rate shall be adjusted accordingly.

5.9      Royalty Stacking.

In the event that after the Effective Date (a) CombinatoRx, its Affiliates or sublicensees determine that it is necessary to pay royalties or other fees to any Third Party to obtain a license to practice any Third Party’s rights in order to market or develop a Drug Product Candidate or a Drug Product in any given country with respect to rights that relate to the composition, its formulation, or method of use, then in such event, CombinatoRx and its Affiliates shall pay such royalties or other fees and may deduct [*] of such royalties due to such Third Parties (or such amounts expended in settlement of such claim, or for securing such rights) from the royalties otherwise due to CFFT under this Agreement, provided that such reduction shall not exceed [*] of the royalties otherwise due to CFFT in such year with respect to such country.

5.10   Sales Reports.

5.10.1         Contents. After the First Sale of a Drug Product, CombinatoRx shall furnish or cause to be furnished to CFFT on a quarterly basis, a written report or reports covering each calendar quarter (each such calendar quarter being sometimes referred to herein as a “reporting period”) within sixty days after the close of each quarter showing:  (i) the Net Sales of each Drug Product in each country in the world during the reporting period by CombinatoRx and each Affiliate, licensee and sublicensee; (ii) the royalties, payable in U.S. dollars (“Dollars”), which shall have accrued under Sections 5.4, 5.6 and 5.7 hereof in respect of such sales and the basis of calculating those royalties; (iii) withholding taxes, if any, required by law to be deducted from any royalties payable in respect of any such sales; (iv) the exchange rates used in converting into Dollars, from the currencies in which sales were made, any payments due which are based on Net Sales; and (v) dispositions of Drug Products other than pursuant to sale for cash. With respect to sales of Drug Products invoiced in Dollars, the Net Sales amounts and the amounts due to CFFT hereunder shall be expressed in Dollars. With respect to sales of Drug Products invoiced in a currency other than Dollars, the Net Sales and amounts due to CFFT hereunder shall be expressed in the domestic currency of the party making the sale, together with the Dollar equivalent of the amount payable to CFFT, calculated by translating foreign currency sales into U.S. dollars based on the average of the exchange rates reported in the Wall Street Journal or comparable publication over the period covered by the royalty report.

5.10.2         Payments. Amounts shown to have accrued by each such sales report provided for under Section 5.10.1, above, shall be due and payable on the date that such sales report is due.

5.10.3         Currency. All payments shall be made in United States Dollars. If at any time legal restrictions prevent the prompt remittance of any payments with respect to any country in the Territory where Drug Products are sold, CombinatoRx or its sublicensees shall have the right and option to make such payments by depositing the amount thereof in local currency to CFFT’s account in a bank or depository in such country.

5.10.4         CFFT Audit of Sales Reports. Upon the written request of CFFT, at CFFT’s expense and not more than once in or in respect of any calendar year, CombinatoRx shall permit an independent accountant of national prominence selected by CFFT to have access during normal business hours to those records of CombinatoRx as may be reasonably necessary to verify the accuracy of the sales reports furnished by CombinatoRx pursuant to this Section 5.10, with respect to any calendar year ending not more than thirty-six (36) months prior to the date of such notice. The report prepared by such independent accountant, a copy of which shall be sent or otherwise provided to CombinatoRx by such independent accountant at the same time it is sent or otherwise provided to CFFT, shall contain the conclusions of such independent accountant regarding the audit and will specify that the amounts paid to CFFT pursuant thereto were correct or, if incorrect, the amount of any underpayment or overpayment. If such independent accountant’s report shows any underpayment, CombinatoRx shall remit to CFFT within thirty (30) days after CombinatoRx’s receipt of such report, (i) the amount of such underpayment plus interest at the Prime Rate plus two (2) percentage points calculated from the date the original payment was due, and (ii) if the amount of the underpayment exceeds 3% of the amount due, the reasonable and necessary fees and expenses of such independent accountant performing the audit. Any overpayments shall be fully creditable against amounts payable in subsequent payment periods. CFFT agrees that all information subject to review under this Section 5.10 or under any sublicense agreement is Confidential Information and that CFFT shall retain and cause its accountant to retain all such information in confidence. If CFFT has not requested an audit with respect to any Sales Report on or before thirty-six (36) months following the end of any calendar year during which sales reports were rendered, the calculation of amounts payable with respect to such fiscal year shall be binding and conclusive upon CFFT, and CombinatoRx shall be released from any liability or accountability with respect to payments for such year on or before such period.

5.11   Royalty Stream Purchase.

At any time after completion of a Phase III clinical trial  of a Drug Product Candidate (as indicated by the final Phase III study report), either party (the “Offering Party”) shall have the right to propose the purchase or sale (as the case may be) of all or any portion of the royalties payable to CFFT (the “Offered Royalty Stream”) under Section 5.4 and 5.6 of this Agreement in accordance with the procedures set forth hereinafter in this Section 5.11. If CFFT wishes to sell any interest in such royalties, engaging in the process set forth below shall be a prerequisite to any sale to a Third Party.

The Offering Party shall propose, in writing, to sell or purchase (as the case may be) all the royalty stream (or a portion constituting the royalty stream in a separate territory) for an amount equal to the net present value of the royalty obligation based on the then customary and reasonable standards and assumptions (including an appropriate discount rate and projected revenue assumptions) (the “Purchase Amount”).

The Offering Party shall notify the other party (the “Non Offering Party”) of its offer, such notice to specify the Purchase Amount and the details, information and assumptions employed by the Offering Party in determining the Purchase Amount (the “Purchase Documentation”). It is the intention of the Parties that the Purchase Amount be revenue neutral, meaning that the Purchase Amount should fairly represent the present value of what CFFT would have received during the anticipated life of the underlying Drug Product had CombinatoRx not purchased such royalties.

The Non Offering Party shall have a period of [*] (the “Review Period”) to consider the Purchase Amount and evaluate the Purchase Documentation. If it agrees during the Review Period that the Purchase Amount is revenue neutral, then it shall accept the Purchase Amount in writing and the Offering Party shall pay the Purchase Amount within [*] following such written acceptance; and thereafter, CombinatoRx shall have no further royalty obligations to CFFT or any other party for the Offered Royalty Stream and the same shall be deemed extinguished. If the Non Offering Party is CombinatoRx, it may also decide that it does not wish to purchase the Offered Royalty Stream. In such event, CombinatoRx shall notify CFFT within the Review Period of such fact, and CFFT shall have the right to sell the Offered Royalty Stream to a Third Party during the [*] period following such notice. If no such sale is completed on or before such date, this Section 5.11 shall again be applicable to any such sale.

In the event that the Non Offering Party wishes to sell or purchase (as the case may be) the Offered Royalty Stream but determines in good faith and after reasonable due diligence and analysis of the Purchase Documentation that the Purchase Amount is not revenue neutral then, prior to the expiration of the Review Period, it shall provide the Offering Party with an amount that would be in the Non Offering Party’s reasonable opinion revenue neutral together with written documentation supporting such analysis. The Parties shall thereafter negotiate in good faith for a period not to exceed [*] (the “Discussion Period”), using their good faith efforts to reach agreement on the amount to be paid by CombinatoRx to CFFT that would be revenue neutral (the “Agreed Upon Purchase Amount”), and if the Agreed Upon Purchase Amount is determined, CombinatoRx shall pay the Agreed Upon Purchase Amount within [*] days following such written determination; and thereafter, CombinatoRx shall have no further royalty obligations to CFFT or any other party for the Offered Royalty Stream and the same shall be deemed extinguished.

If the Parties, notwithstanding their good faith efforts, are unable to agree upon an Agreed Upon Purchase Amount, then all offers for the Offered Realty Stream shall be deemed withdrawn and CFFT shall have the right to sell the Offered Royalty Stream to a Third Party during the [*] period after the date of the withdrawal. If no such sale is completed on or before such date, this Section 5.11 shall again be applicable to any such sale.

ARTICLE VI - CONFIDENTIALITY

6.1      Undertaking.

Each party shall keep confidential, and other than as provided herein, shall not use or disclose, directly or indirectly, any trade secrets, confidential or proprietary information, or any other knowledge, information, documents or materials, owned, developed or possessed by the other party, whether in tangible or intangible form (“Confidential Information”). All Confidential Information shall be identified as such by the party disclosing such information. Neither CFFT nor CombinatoRx will use the other party’s Confidential Information except as expressly permitted in this Agreement. In addition:

(a)       Each party shall use the level of care to prevent the unauthorized use and disclosure of the other party’s Confidential Information that is the same as  the level of care used for its own Confidential Information, but not less that a reasonable level of care, and to prevent unauthorized persons or entities from obtaining or using that Confidential Information.

(b)       Each party will refrain from directly or indirectly taking any action which would constitute or facilitate the unauthorized use or disclosure of the other party’s Confidential Information. Each party may disclose that Confidential Information to its officers, employees, advisors, consultants and agents, to Affiliates, to authorized licensees and sublicensees, and to subcontractors in connection with the development or manufacture of Clinical Development Candidates, Drug Product Candidates or Drug Products to the extent necessary to enable such persons to perform their obligations hereunder or under the applicable license, sublicense or subcontract, as the case may be; provided, that such officers, employees, agents, licensees, sublicensees and subcontractors have entered into appropriate confidentiality agreements or obligations for secrecy and non-use of such Confidential Information.

(c)       Each party shall be liable for any unauthorized use and disclosure of the other party’s Confidential Information by its officers, employees, advisors, consultants, Affiliates and agents and any such sublicensees and subcontractors.

6.2      Exceptions.

Notwithstanding the foregoing, the provisions of Section 6.1 hereof shall not apply to Confidential Information which the receiving party can conclusively establish:

(a)       has entered the public domain without such party’s breach of any obligation owed to the disclosing party;

(b)       is permitted to be disclosed by the prior written consent of the disclosing party;

(c)       has become known to the receiving party from a source other than the disclosing party, other than by breach of an obligation of confidentiality owed to the disclosing party;

(d)       is disclosed by the disclosing party to a Third Party without restrictions on its disclosure;

(e)       is independently developed by the receiving party without breach of this Agreement as demonstrated by the receiving parties contemporaneously made written records; or

(f)        is required to be disclosed by the receiving party to comply with applicable laws or regulations, to defend or prosecute litigation or to comply with governmental regulations, provided that the receiving party provides prior written notice of such disclosure to the disclosing party and takes reasonable and lawful actions to avoid or minimize the degree of such disclosure.

Further, CombinatoRx shall be permitted to disclose any Confidential Information as may be legally required by stock exchange or quotation system rule without first obtaining the approval of CFFT. In the event of such disclosure, CombinatoRx shall provide CFFT a copy of the proposed disclosure with such advanced notice as is practicable under the circumstances for the purpose of allowing CFFT to review and comment upon such disclosure.

6.3      Publicity.

The Parties will agree upon the timing and content of any initial press release or other public communications relating to this Agreement and the research contemplated herein as follows:

(a)       Except to the extent already disclosed in the initial press release or other public communication, no public announcement concerning the terms of this Agreement or concerning the transactions described herein shall be made, either directly or indirectly, by CombinatoRx or CFFT, except:  (i) as may be required by applicable laws, regulations, securities and exchange listing requirements, or judicial order, or (ii) if limited to the fact that the Research Program exists, that research is in progress, and its duration, without first obtaining the approval of the other party. Approval of the nature, text, and timing of such announcement shall not be unreasonably withheld.

(b)       The party desiring to make any such press release shall provide the other party with a written copy of the proposed announcement in sufficienttime prior to public release to allow such other party to comment upon such announcement prior to public release.

ARTICLE VII - PUBLICATION

Each of CombinatoRx and CFFT reserves the right to publish or publicly present the results (the “Results”) of the Research Program, subject to the following terms and conditions. The party proposing to publish or publicly present the Results (the “publishing party”) will submit a draft of any proposed manuscript or speech to the other party (the “non-publishing party”) for comments at least forty (45) days prior to submission for publication or oral presentation. The non-publishing party shall notify the publishing party in writing within thirty (30) days of receipt of such draft whether such draft contains (i) information of the non-publishing party which it considers to be confidential under the provisions of Article VI or hereof, (ii) information that if published would have an adverse effect on a patent application covering the subject matter of this Agreement which the non-publishing party intends to file, or (iii) information which the non-publishing party reasonably believes would be likely to have a material adverse impact on the development or commercialization of a Drug Product Candidate. In any such notification, the non-publishing party shall indicate with specificity its suggestions regarding the manner and degree to which the publishing party may disclose such information.

In the case of item (ii) above, the non-publishing party may request a delay, and the publishing party shall delay such publication, for a period not exceeding ninety (90) days, to permit the timely preparation and filing of a patent application or an application for a certificate of invention on the information involved. In the case of item (i) above, no party may publish Confidential Information of the other party without its consent in violation of Article VI of this Agreement. In the case of item (iii) above, if the publishing party shall disagree with the non-publishing party’s assessment of the impact of the publication, then the issue shall be referred to the JSC for resolution. If the JSC is unable to reach agreement on the matter within thirty (30) days after such referral, the matter shall be referred by the JSC to the Chief Executive Officer of CFFT and the Chief Executive Officer of CombinatoRx who shall attempt in good faith to reach a fair and equitable resolution of this disagreement. If the disagreement is not resolved in this manner within two (2) weeks of referral by the JSC as aforesaid, then the proposed information will not be published. The Parties agree that authorship of any publication will be determined based on the customary standards then being applied in the relevant scientific journal, and that appropriate credit will be acknowledged when the subject matter of a publication is derived in whole or in significant part from CombinatoRx or CFFT. The Parties will use Commercially Reasonable Efforts to gain the right to review proposed publications relating to the subject matter of the Research Program by consultants or contractors.

It is CombinatoRx’s objective, in part, to advance  the body of general scientific knowledge of CF and its potential therapies, and to contribute to the identification of chemical tools as optimal scientific benchmarks, all in a manner consistent with its general scientific and commercial objectives in entering into the collaboration with CFFT to which this Agreement relates. In furtherance of that objective, CombinatoRx would expect, after giving due consideration to the appropriate protection of intellectual property, to publish information in peer-reviewed scientific journals concerning its efforts under the Research Program, including chemical structural information about at least two Compounds. CombinatoRx will include as co-authors of any such publication contributing CFFT personnel and consultants and other persons who would customarily be considered in that regard, including members of the JRC as appropriate. CFFT’s financial contribution to the Research Program also will be acknowledged.

ARTICLE VIII - INDEMNIFICATION

8.1      Indemnification by CombinatoRx.

CombinatoRx will indemnify and hold CFFT and its Affiliates and their employees, officers and directors harmless, from and against any loss, damages, action, suit, claim, demand, liability, expense, bodily injury, death or property damage (a “Loss”), that may be brought or instituted by a Third Party to the extent such Loss is based on or arises out of:

(a)       the development, manufacture, use, sale, storage or handling of a Compound, a Clinical Development Candidate, a Drug Product Candidate or a Drug Product by CombinatoRx or its Affiliates or their representatives, agents, authorized licensees, sublicensees or subcontractors under this Agreement;

(b)       the breach by CombinatoRx of any of its covenants, representations or warranties set forth in this Agreement; and

(c)       provided however, that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the negligence or willful misconduct of CFFT or its Affiliates.

8.2      Indemnification by CFFT.

CFFT will indemnify and hold CombinatoRx, and its Affiliates and their employees, officers and directors harmless from and against any Loss that may be brought or instituted by a Third Party to the extent such Loss is based on or arises out of:

(a)       the development, manufacture, use, sale, storage or handling of a Compound, a Clinical Development Candidate, a Drug Product Candidate or a Drug Product by CFFT or its Affiliates or their representatives, agents, authorized licensees, sublicensees or subcontractors under this Agreement;

(b)       the breach by CFFT of any of its covenants, representations or warranties set forth in this Agreement; and

(c)       provided that the foregoing indemnification shall not apply to any Loss to the extent such Loss is caused by the negligence or willful misconduct of CombinatoRx or its Affiliates.

8.3      Claims Procedures.

Each party entitled to be indemnified by the other party (an “Indemnified Party”) pursuant to Section 8.1 or 8.2 hereof shall give notice to the other party (an “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any threatened or asserted claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided:

(a)       That counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such Indemnified Party expense unless: (i) the employment of counsel by such Indemnified Party has been authorized by the Indemnifying Party; or (ii) the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in the defense of such action, in each of which cases the Indemnifying Party shall pay the reasonable fees and expenses of one law firm serving as counsel for the Indemnified Party, which law firm shall be subject to approval, not to be unreasonably withheld, by the Indemnifying Party;

(b)       The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement to the extent that the failure to give notice did not result in harm to the Indemnifying Party.

(c)       No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the approval of each Indemnified Party which approval shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which (i) would result in injunctive or other relief being imposed against the Indemnified Party; or (ii) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

(d)       Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

ARTICLE IX— OWNERSHIP OF INTELLECTUAL PROPERTY

9.1      Ownership.

The ownership of all Intellectual Property owned by the Parties as of the Effective Date or developed by or on behalf of a party, or the Parties, hereunder shall be as set forth in this Section 9.

9.1.1           CombinatoRx Background Intellectual Property. All rights, title and interest in, to and under the CombinatoRx Background Intellectual Property and any additions, enhancements or improvements thereto however created or discovered, shall be owned by, and remain, with CombinatoRx. Except as expressly set forth in this Agreement and as necessary to pursue its Interruption License, CFFT shall have no interest in any CombinatoRx Background Intellectual Property.

9.1.2           CFFT Background Intellectual Property. All rights, title and interest in, to and under the CFFT Background Intellectual Property and any additions, enhancements or improvements thereto however created or discovered, shall be owned by, and remain, with CFFT. Except as expressly set forth in this Agreement, CombinatoRx shall have no interest in any CFFT Background Intellectual Property.

9.2 License to CFFT Background Intellectual Property.

CFFT hereby grants to CombinatoRx, a worldwide, non-exclusive, non-royalty bearing license for the Term, without the right to sublicense, to the CFFT Background Intellectual Property, and such Intellectual Property as may be conceived, developed or acquired by CFFT, for all uses and purposes by CombinatoRx related to the Research Program and Research Plan and that may be necessary or useful for the development or exploitation of a Drug Product.

9.3 Ownership of New Intellectual Property.

The Parties agree that any new Intellectual Property whether or not in the Field, made by either party, in the course of the conduct, or resulting from the performance of, or arising out of the Research Program shall be owned exclusively by CombinatoRx. If either party believes that any new Intellectual Property has been made in the course of the conduct, or resulting from or arising out of the performance of, the Research Program, such party will, within a reasonable period of time thereafter, give notice (the “Invention Notice”) of such new Intellectual Property to the other party; and thereafter CombinatoRx shall determine if the new Intellectual Property is patentable. If CombinatoRx determines that the same is patentable, then CombinatoRx shall prepare, file, prosecute and maintain now and in the future in its sole discretion, the appropriate patent filings in the United States and in such other jurisdictions as CombinatoRx determines after consultation with CFFT.

9.4 Ownership and Licensing of New Assays.

The Parties agree that any new assay(s) developed under, as a result of, or in connection with the performance of this Agreement, will be owned by CombinatoRx. Upon written request from CFFT, CombinatoRx shall grant non-exclusive, fully paid up licenses for use of any new assays in the Field to nonprofit organizations with which CFFT or its Affiliates has some pre-existing relationship for internal, research and development purposes only. At CombinatoRx’s request, CFFT will administer any such license program.

9.5 CFFT’s Right to Interruption License.

(a)           If at any time after CFFT terminates funding of the Research Program because (i) CombinatoRx notifies CFFT that CombinatoRx has ceased Commercially Reasonable Efforts on the research or development of a Drug Product Candidate or Drug Product, of the Research Program, or (ii) CFFT reasonably believes that an Interruption has occurred, CFFT may provide CombinatoRx with written notice (the “Interruption Notice”) that it intends to exercise its rights pursuant to subparagraph (c) of this Section 9.5, and (iii) in the case of a Interruption Notice occasioned by (ii) above, CFFT shall include in its Interruption Notice the specifics and details stating the basis on which CombinatoRx is not using Commercially Reasonable Efforts to develop a Drug Product Candidate  in the Field.

(b)           From the date of receipt of the Interruption Notice, CombinatoRx shall have a period of ninety (90) days to provide a written response (the “Response Letter”) either:  (i) rejecting the Interruption Notice and stating, in reasonable detail why CombinatoRx believes that it is using Commercially Reasonable Efforts to develop a candidate either itself or through a Licensee in the Field, or (ii) accepting the Interruption Notice and setting forth the steps to be taken by CombinatoRx, within a period of one hundred and twenty (120) days from the date of the Response Letter, to reinitiate development activities. Within ninety (90) days after receipt of the Response Letter, CFFT shall respond, in writing, either accepting the Response Letter or rejecting the same and requesting dispute mediation in accordance with Section 13.2 hereof. If CFFT fails to timely respond for whatever reason, then CFFT shall be deemed to have accepted the Response Letter.

(c)           If CombinatoRx provides notice in accordance with Section 9.5(a)(i), or if CombinatoRx accepts the Interruption Notice pursuant to Section 9.5(b)(ii), or it is finally determined pursuant to Section 13.2 to not to be exercising Commercially Reasonable Efforts to develop a Drug Product Candidate or a Drug Product in the Field, then CFFT shall have the right and CombinatoRx hereby grants CFFT in the event of an Interruption, an exclusive, sublicenseable license to the Clinical Development Candidate, Drug Product Candidate, and the Drug Product, as they may exist at such time, to continue to develop the same and to make, have made, use, sell, and import the Clinical Development Candidate, the Drug Product Candidate and the Drug Product for use in the Field (the “Interruption License”). If CFFT exercises its right to the Interruption License, CombinatoRx shall promptly provide the Interruption License Data Package to CFFT and shall thereafter cooperate with CFFT to furnish such additional information to CFFT with respect to the Interruption License as is in CombinatoRx’s possession.

(d)           In the event that CombinatoRx transfers all of or certain of its rights and obligations to develop and commercialize a Drug Product Candidate or a Drug Product at any time, the third party to which CombinatoRx transfers all or certain rights and obligations to develop and commercialize the Drug Product shall be subject to the obligations of the Interruption License. The Interruption License shall be deemed to constitute intellectual property as defined in Section 365(n) of the U.S. Bankruptcy Code. CombinatoRx agrees that CFFT, as a licensee of such rights, shall retain and may exercise all of its rights and elections under the U.S. Bankruptcy Code; provided however, that nothing in this Agreement shall be deemed to constitute a present exercise of such rights and elections.

ARTICLE X — TERM AND TERMINATION

10.1               Term.

The Research Program will be deemed to have commenced on the Research Initiation Date, and will conclude on the earlier of the completion of one Phase IIa clinical trial of its first Drug Product Candidate or the seventh (7th) anniversary of the Research Initiation Date (the “Term”) unless extended by agreement of the Parties, or unless earlier terminated in accordance with the provisions of this Article X hereof. CombinatoRx and CFFT may extend the Term by mutual agreement. Any party desiring an extension of the Term shall notify the other party in writing of that fact not less than ninety (90) days prior to the anticipated initial termination of the Research Program. That notice shall include a summary of the material terms upon which the extension is proposed. Neither the fact that the Term hereunder is longer than the period covered by the Budget or is extended from time to time by Agreement of the Parties shall imply any increase in CFFT’s financial obligations pursuant to this Agreement without CFFT’s separate agreement executed in writing to increase such obligations.

10.2               Termination of the Research Program by CFFT for Cause.

Upon written notice to CombinatoRx, CFFT may at its sole discretion unilaterally terminate the Research Program and this Agreement upon the occurrence of any of the following events:

(a)      CombinatoRx shall materially breach any of its material obligations under this Agreement, and such material breach shall not have been remedied or material steps initiated to remedy the same to CFFT’s reasonable satisfaction, within sixty (60) days after CFFT sends written notice of breach to CombinatoRx; or

(b)       CombinatoRx, or its successors, shall cease to function as a going concern by suspending or discontinuing its business for any reason except for interruptions in its normal business activities caused by events of force majeure, as defined in Section 14.2.

10.3               Termination of the Research Program by CombinatoRx for Cause.

CombinatoRx may at its sole discretion terminate this Agreement upon written notice to CFFT upon the occurrence of the following events:

(a)  CFFT shall materially breach any of its material obligations under this Agreement and such material breach shall not have been remedied or material steps initiated to remedy the same to CombinatoRx’s reasonable satisfaction, within sixty (60) days after CombinatoRx sends written notice of breach to CFFT, or

(b)       CFFT shall cease to function as a going concern by suspending or discontinuing its business for any reason except for interruptions in its normal business activities caused by events of force majeure, as defined in Section 14.2.

10.4               Termination Without Cause.

CFFT shall have the right upon at least ninety (90) days notice to CombinatoRx to terminate its participation in the Research Program and the funding thereof effective (i) on each anniversary of the Research Initiation Date (an “Early Termination Notice”) and (ii) prior to the filing of an IND for the first Drug Product Candidate (the latter a “Negative Go Decision”). In either such event, CFFT shall pay, within thirty (30) days of being invoiced, all reasonable costs relating to the Research Program for which CombinatoRx is legally obligated prior to the effective date of such termination. A decision by CFFT to approve the filing of an IND for the first Drug Product Candidate shall be referred to as herein a “Go Decision”). At least ninety (90) days prior to the intended filing of an IND for a Clinical Development Candidate, CombinatoRx shall inform CFFT and furnish it with such information as will allow CFFT to make an informed Go or Negative Go Decision.

10.5               General Effect of Termination.

10.5.1     Survival. Except where explicitly provided elsewhere herein, termination of this Agreement for any reason, or expiration of this Agreement, will not affect:  (i) obligations which have accrued as of the date of termination or expiration, and (ii) obligations and rights which, expressly or from the context thereof, are intended to survive termination or expiration of this Agreement. Without limitation, the following shall survive termination either indefinitely or for the period so stated:  Articles V, VI, VII, VIII, IX, XI and XIII and Sections 3.1, 3.2.1, 3.2.3, 3.5, 4.2, 4.3 and 10.5.

10.5.2     Retention of License. Upon termination or expiration of this Agreement and subject to CFFT’s rights in the event of an Interruption, CombinatoRx will retain exclusive rights to Intellectual Property, Confidential Information and the inventions licensed to it by CFFT pursuant to Article IX of this Agreement.

ARTICLE XI — RESTRICTIONS ON OTHER CFTR MODULATORS

If there is a Go Decision, during the period ending after the earlier of (a) the fifth (5th) anniversary of an Interruption, or (b) the third (3rd) anniversary of FDA approval of a Drug Product, all of CombinatoRx’s research, development and marketing efforts directed at the identification, development and commercialization of pharmaceutical products that have as their principal mode of action the modulation of CFTR shall be conducted under the Agreement; provided that CombinatoRx may enter into an agreement with a Third Party (a “Third Party Agreement”) or may engage in internal research directed toward the eventual commercialization (including the acquisition and sale of a marketed product) of a pharmaceutical product that has as its principal mode of action the modulation of CFTR if CFFT will receive the same royalty rate from CombinatoRx or the Third Party under the Third Party Agreement as is provided under this Agreement on account of any Net Sales of the new product. This Article shall be inapplicable if there is a Negative Go Decision. Further, this Article shall be inapplicable to CombinatoRx Background Intellectual Property on which it has conducted in vivo testing prior to the Research Initiation Date.

ARTICLE XII — REPRESENTATIONS AND WARRANTIES

12.1               Representations and Warranties of CombinatoRx.

CombinatoRx represents and warrants to CFFT that this Agreement has been duly executed and delivered by CombinatoRx and constitutes the valid and binding obligation of CombinatoRx, enforceable against CombinatoRx in accordance with its terms except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, bankruptcy, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles.

12.2               Representations and Warranties of CFFT.

CFFT represents and warrants to CombinatoRx that this Agreement has been duly executed and delivered by CFFT and constitutes the valid and binding obligation of CFFT, enforceable against CFFT in accordance with its terms except as enforceability may be limited by bankruptcy, fraudulent conveyance, insolvency, bankruptcy, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and by general equitable principles.

ARTICLE XIII — DISPUTE RESOLUTION

13.1               Governing Law, and Jurisdiction.

This Agreement shall be governed and construed in accordance with the internal laws of the State of Maryland. The Parties acknowledge and agree that, in the event of a breach or a threatened breach by either party of this Agreement for which it will have no adequate remedy at law, the other party may suffer irreparable damage and, accordingly, shall be entitled to seek injunctive and other equitable remedies to prevent or restrain such breach or threatened breach, in addition to any other remedy they might have at law or at equity.

13.2               Dispute Resolution.

(a)         In the event of any dispute, claim or controversy arising out of, relating to or in any way connected to the interpretation of any provision of this Agreement, the performance of either party under this Agreement or any other matter under this Agreement, including any action in tort, contract or otherwise, at equity or law (a “Dispute”), either party may at any time provide the other party written notice specifying the terms of such Dispute in reasonable detail. As soon as practicable after receipt of such notice, the Chief Executive Officers of both CFFT and CombinatoRx shall meet at a mutually agreed upon time and location for the purpose of resolving such Dispute. The Chief Executive Officers shall engage in good faith discussions and/or negotiations for a period of up to thirty (30) days to resolve the Dispute or negotiate an interpretation or revision of the applicable portion of this Agreement which is mutually agreeable to both Parties without the necessity of formal dispute resolution procedures relating thereto. During the course of such discussion and/or negotiation, the Parties shall reasonably cooperate  in order so that each of the Chief Executive Officers may be fully informed with respect to the issues in the Dispute.

(b)         In the event that any non-business type Dispute (including, but not limited to, those relating to development, preclinical activities, regulatory matter, formulation, or intellectual property) is not resolved by the Chief Executive Officers pursuant to Section 13.2(a) then the Dispute shall be referred to an independent expert appointed by agreement of the Parties. The independent expert’s decision shall be final and binding and its costs shall be borne as directed by the independent expert. Each party shall cooperate in good faith with the expert. In the event that the Parties are unable to agree as to whether a particular dispute is governed by this Section 13.2(b), then this Section 13.2(b) shall be utilized to resolve such dispute.

(c)         In the event any business-related Dispute is not resolved by the Chief Executive Officers pursuant to Section 13.2(a), then the Parties shall resolve such Dispute by final and binding arbitration. Whenever a party decides to institute arbitration proceedings, it shall give written notice to that effect to the other party. Arbitration shall be held in Washington, DC, according to the then-current commercial arbitration rules of the American Arbitration Association (“AAA”), except to the extent such rules are inconsistent with this Section 13.2. The arbitration will be conducted by a panel of three (3) arbitrators appointed in accordance with AAA rules; provided that each party shall within thirty (30) days after the institution of the arbitration proceedings appoint one arbitrator each, and such arbitrators shall select, if available, a third arbitrator within thirty (30) days thereafter. If the two first arbitrators are unable to select a third arbitrator within such period, the third arbitrator shall be appointed in accordance with AAA rules. Any arbitrator chosen hereunder shall have educational training and industry experience sufficient to demonstrate a reasonable level of relevant scientific, financial, medical and industry knowledge. Within twenty (20) days of the selection of all arbitrators, each party shall submit to the arbitrators a proposed resolution of the Dispute that is the subject of the arbitration (the “Proposals”). The arbitrators shall thereafter select one of the Proposals so submitted as the resolution of the Dispute, but may not alter the terms of either Proposal and may not resolve the Dispute in a manner other than by selection of one of the submitted Proposals. If a party fails to submit a Proposal in accordance with the terms of this Section 13.2, the arbitrators shall select the Proposal of the other party as the resolution of the Dispute. All arbitrators eligible to conduct the arbitration must agree to render their opinion(s) within thirty (30) days of the final arbitration hearing. No arbitrator (nor the panel of arbitrators) shall have the power to award punitive damages under this Agreement regardless of whether any such damages are contained in a Proposal, and such award is expressly prohibited. The proceedings and decisions of the arbitrators shall be confidential, final and binding on all of the Parties. Judgment on the award so rendered may be entered in a court having jurisdiction thereof. The Parties shall share the costs of arbitration according to the decision of the arbitrators. Nothing in this Section 13.2(c) will preclude either party from seeking equitable relief in accordance with Section 13.1 or interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such party or to preserve the status quo pending the arbitration proceeding. Notwithstanding the foregoing, the Parties are not required to resolve disputes related to ownership, filing, prosecution, maintenance, defense or enforcement of Patents pursuant to this Section 13.2(c).

ARTICLE XIV — MISCELLANEOUS PROVISIONS

14.1               Waiver.

No provision of this Agreement may be waived or amended except in writing by both Parties hereto. No failure or delay by either party hereto in exercising any right or remedy hereunder or under applicable law will operate as a waiver or amendment thereof, or a waiver of any right or remedy on any subsequent occasion.

14.2               Force Majeure.

Neither party will be in breach hereof by reason of its delay in the performance of or failure to perform any of its obligations hereunder, if that delay or failure is caused by strikes, acts of God or the public enemy, riots, incendiaries, interference by civil or military authorities, compliance with governmental priorities for materials, or any fault beyond its control or without its fault or negligence.

14.3               Severability.

Should one or more provisions of this Agreement be or become invalid, then the Parties hereto shall attempt to agree upon valid provisions in substitution for the invalid provisions, which in their economic effect come so close to the invalid provisions that it can be reasonably assumed that the Parties would have accepted this Agreement with those new provisions. If the

Parties are unable to agree on such valid provisions, the invalidity of such one or more provisions of this Agreement shall nevertheless not affect the validity of the Agreement as a whole, unless the invalid provisions are of such essential importance for this Agreement that it may be reasonably presumed that the Parties would not have entered into this Agreement without the invalid provisions.

14.4               Assignment and Successors.

This Agreement may not be assigned or otherwise transferred by either party without the prior written consent of the other party; provided, however, that either Party may assign this Agreement, without the consent of the other party, (i) to any of its Affiliates, if the assigning party guarantees the full performance of its Affiliates’ obligations hereunder, or (ii) in connection with the transfer or sale of all or substantially all of its assets or business or in the event of its merger or consolidation with another company. Any purported assignment in contravention of this Section 14.4 shall, at the option of the non-assigning party, be null and void and of no effect. No assignment shall release either party from responsibility for the performance of any accrued obligation of such party hereunder. This Agreement shall be binding upon and enforceable against the successor to or any permitted assignees from either of the Parties hereto.

14.5               Counterparts.

This Agreement may be executed in duplicate, each of which shall be deemed to be original and both of which shall constitute one and the same Agreement.

14.6               Insurance.

Each party shall have and maintain such type and amounts of liability insurance covering the Research Program and its activities as is normal and customary for a party similarly situated and shall upon request provide the other with a copy of certificates evidencing such insurance, along with any amendments and revisions thereto.

14.7               No Agency.

Nothing herein contained shall be deemed to create an agency, joint venture, amalgamation, partnership or similar relationship between CFFT and CombinatoRx. Notwithstanding any of the provisions of this Agreement, neither party to this Agreement shall at any time enter into, incur, or hold itself out to third parties as having authority to enter into or incur, on behalf of the other party, any commitment, expense, or liability whatsoever, and all contracts, expenses and liabilities in connection with or relating to the obligations of each party under this Agreement shall be made, paid, and undertaken exclusively by such party on its own behalf and not as an agent or representative of the other.

14.8               Notice.

All communications between the Parties with respect to any of the provisions of this Agreement will be sent to the addresses set out below, or to such other addresses as may be designated by one party to the other by notice pursuant hereto, by prepaid, certified air mail (which shall be deemed received by the other party on the seventh business day following deposit in the mails), overnight express mail or by facsimile transmission, or other electronic means of communication (which shall be deemed received when transmitted), with confirmation by first class letter, postage pre-paid, given by the close of business on or before the next following business day:

if to CFFT, at:
Cystic Fibrosis Foundation Therapeutics Incorporated
6931 Arlington Road
Bethesda, Maryland  20814
Attention:  Dr. Robert J. Beall, President and CEO

with a copy to: Kenneth I. Schaner, Esq.
Bingham McCutchen LLP
3000 K Street, N.W., Suite 300
Washington, D.C. 20007

if to CombinatoRx, at:
CombinatoRx, Incorporated
Sixteenth Floor
245 First Street
Cambridge, MA  02142
Attention:  Daniel Grau, Senior Vice President Commercial Operations

with a copy to: Jason Cole, SVP and General Counsel

with a copy to: Peter B. Finn, Esq.
Rubin and Rudman LLP
50 Rowes Wharf
Third Floor
Boston, MA  02110

14.9               Headings.

The paragraph headings are for convenience only and will not be deemed to affect in any way the language of the provisions to which they refer.

14.10             Entire Agreement.

This Agreement, together with all schedules, exhibits and appendices contains the entire understanding of the Parties relating to the matters referred to herein, and supersedes any prior agreements or understandings, oral, written or otherwise.

COMBINATORX, INCORPORATED

By:/s/ ALEXIS BORISY
Alexis Borisy, President and CEO

CYSTIC FIBROSIS FOUNDATION
THERAPEUTICS INCORORATED

By:/s/ ROBERT J. BEALL
Dr. Robert J. Beall, President and CEO

EXHIBIT A

BUDGET

To be adjusted by the Parties upon finalization of the Research Plan

[*]

EXHIBIT B

RESEARCH PLAN

To be inserted after agreement by the Parties

EXHIBIT C

TDN DATA BANK

The Therapeutics Development Network Data Bank

What is the TDN Data Bank?

The TDN Data Bank is a central repository for data from completed TDN studies. For a particular TDN study, the bank contains individual patient data collected in case report forms and/or from a central laboratory.

The purpose of the TDN Data Bank is to serve as a resource of precious data from CF clinical trials. Data in the bank can be used to address several research questions not addressed in the original studies from which the data was obtained. Examples include:

•                  What are the baseline laboratory abnormalities among CF patients?  This research question could be addressed combining baseline data from several studies in order to look at the distribution of laboratory parameters among different subgroups of CF patients, and can provide information on how abnormal CF patients’ laboratory parameters are in the absence of study drug compared to normal, healthy individuals.

•                  What is the variability in CF outcome measures such as FEV1 over time?  Spirometry is used in several TDN studies, and the more information we collect on variables such as FEV1, the better we can estimate sample sizes required for future CF clinical trials.

•                  Is there a more efficient way to analyze CF outcome measures?  Data in the TDN Data Bank can be instrumental for the development of new methodologic approaches for analyzing data in CF clinical trials. Novel statistical methods can be derived to make CF clinical trials more efficient, and hence reduce the sample size needed for future CF clinical trials.

Using data from TDN studies to address questions such as these fulfill the mission of the TDN, and more importantly, enhance our knowledge of CF and help us to design the most efficient and appropriate CF clinical trials.

What data is included in the TDN Data Bank?

At the beginning of a study, the TDN negotiates with the Sponsor to determine the extent of data that will be included in the data bank. Sponsors are asked to donate data from all study visits and all patients to the TDN Data Bank for maximum benefit supporting the TDN’s mission. Sponsors should be encouraged to donate their entire study database to the TDN Data Bank, since they will likely benefit from both their own donation and the donation of other Sponsor’s data to aid in the design of future clinical trials.

At the completion of the study, the data will be extracted from the study database and stripped of patient identifiers (e.g. initials, date of birth) and reposited in the bank. For patients who signed a data bank informed consent, they will be assigned a unique TDN identification number that will enable them to be later linked with data from other studies. The link between the TDN identification number and patient identifiers will be kept in a secure location and is not part of the TDN bank. The data from patients who did not sign a data bank informed consent will be maintained anonymously in the data bank.

Who uses the TDN Data Bank?

A primary use of the TDN Data Bank is for the design of future CF clinical trials. In the design phase of a TDN clinical trial, the TDN Statistical Analysis Unit (SAU) utilizes the data in the bank, in particular for identifying the most appropriate endpoints, assessing the size of eligible study populations, and generation of sample sizes. The TDN SAU also uses this data to evaluate and develop different methodologic approaches for analyzing key endpoints; the goal of this work is to find the most powerful approach that could ultimately estimate the treatment effect most robustly and with the least variability, resulting in a smaller sample size needed for future trials.

A second purpose of the TDN Data Bank is to facilitate ancillary studies, which are investigations that are not part of an approved TDN protocol but uses existing data that has been collected in a previous TDN study or studies. Ancillary studies are supported by funding mechanisms other than the TDN. Examples include studies funded by investigator-initiated NIH research awards (R01s), grants from academic institutions, CFF research grants, private sources (e.g. industry sponsors), or those performed at no cost (generally because of the special interest of a researcher).

A proposal for each ancillary study must be submitted to the TDN. Proposals must be reviewed and approved by the TDN Data Use Subcommittee of the National Resource Committee before data from the TDN Data Bank can be released. A TDN investigator must be at least a Co-Investigator and is usually expected to be the Principal Investigator on any ancillary study using TDN data. Ancillary studies requesting data from industry sponsored trials will receive full analysis support from the TDN Coordinating center. Thus, data from industry sponsored studies will not be released outside of the TDN Coordinating Center. In the scenario for which industry sponsored study data has not yet been published and an ancillary study is referring by name to this data in a manuscript to be submitted for publication, the sponsor will be given 30 days to review the manuscript prior to submission.

For ancillary studies requesting data from select grant funded studies, data from the TDN data bank is released upon agreement that the applicant will be a responsible user of the data and will only use the data for the exact purpose for which it was requested. A TDN Data Use Agreement must be signed and submitted by the investigator before TDN data is released and implementation of the proposed study begins.